UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 10, 2025

Commission File Number: 001-37968

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272,

4th Floor, Udyog Vihar, Phase-II,

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Mr. Rohan Mittal

On March 10, 2025, Mr. Rohan Mittal resigned from the position of Group Chief Financial Officer of Yatra Online, Inc. (the “Company”) to look for new opportunities. His resignation did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. His last working day will be decided as per mutual discussion with the Company to ensure a smooth handover/transition. The Company appreciates his contribution and efforts during his tenure and wishes him the best in his future endeavours.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: March 12, 2025	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer